

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2015

Mr. Michael J. Knesek
Senior Vice President, Controller and
Principal Accounting Officer
Enterprise Products Partners L.P.
1100 Louisiana St., 10th Floor
Houston, TX 77002

      Re: Enterprise Products Partners L.P.
             Form 10-K for the Fiscal Year Ended December 31, 2014
             Filed March 2, 2015
             File No. 1-14323

Dear Mr. Knesek:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    Jim Allegretto

                    Jim Allegretto
                    Senior Assistant Chief Accountant